Exhibit 10.19

Hammacher Schlemmer

Offering the Best, the Only and the Unexpected since 1848

MASTER SUPPLY AGREEMENT
(Updated May 2009)

(PLEASE FILL IN) SUPPLIER NAME:	Sanomedics International Holdings, Inc.	BUYER NAME: M. Warren
SUPPLIER TYPE:		MSA # MWD10083

Hammacher Schlemmer & Co., Inc. "Hammacher Schlemmer" and the above-referenced "Supplier" (referred to jointly as "the Parties" or individually as "the Party") agree as follows:

AGREEMENT COMPONENTS:

The "Agreement" between the Parties consists of the following components:
a. This Master Supply Agreement "MSA"
b. At least one "Product Specification Agreement"
c. Purchase Orders "POs" will be submitted to the supplier from Hammacher Schlemmer. Each PO is subject to all terms in this MSA and relevant appendices as addressed in section "d". Each PO will be presented from Hammacher Schlemmer to the Supplier in written form only by e-mail, facsimile and/or US mail; and it will list: specific Products being ordered, quantities, costs, shipment expectations, appropriate shipping lead times as specified by Supplier, along with other relevant points of purchase.
d. The applicable appendices for each Supplier will be determined if the Supplier's status is Domestic or International, as listed below:
    i. *Domestic Suppliers.* A Supplier is considered a "Domestic Supplier" if its FOB point of shipments made to Hammacher Schlemmer is within the USA or Canada, and payment is made to a USA or Canadian address. Based on government regulations, any Domestic Supplier who has a business address within the USA must submit a W-9 to Hammacher Schlemmer (Appendix D). The following Appendices apply to all Domestic Suppliers:

        Appendix A, DOMESTIC SUPPLIER ADDITIONAL TERMS
        Appendix C, CERTIFICATE OF INSURANCE REQUIREMENTS
        Appendix E, SUPPLIER INFORMATION
        Appendix F, PRODUCT SPECIFICATION AGREEMENT
        Appendix G, CARTON PACKAGING AND LABELING
        Appendix H, INDIVIDUAL PRODUCT PACKAGING
        Appendix K, USA GOVERNMENT REQUIREMENTS
        Appendix M, DOMESTIC ROUTING GUIDE (unless a Drop Ship Supplier)
        Appendix P, ROUTING GUIDES ACKNOWLEDGEMENT

    ii. *International Suppliers.* A Supplier is considered an "International Supplier" if the FOB point of shipments made to Hammacher Schlemmer is outside the USA or Canada and payment is made with a Letter of Credit or Wire Transfer. Based on government regulations, any International Supplier who has a business address within the USA must submit a W-9 to Hammacher Schlemmer (Appendix D). The following Appendices apply to all International Suppliers

        Appendix B, INTERNATIONAL SUPPLIER ADDITIONAL TERMS
        Appendix C, CERTIFICATE OF INSURANCE REQUIREMENTS
        Appendix E, SUPPLIER INFORMATION
        Appendix F, PRODUCT SPECIFICATION AGREEMENT
        Appendix G, CARTON PACKAGING AND LABELING
        Appendix H, INDIVIDUAL PRODUCT PACKAGING
        Appendix J, INTERNATIONAL SHIPPING REQUIREMENTS
        Appendix K, USA GOVERNMENT REQUIREMENTS
        Appendix O, INTERNATIONAL ROUTING GUIDE (unless a Drop Ship Supplier)
        Appendix P, ROUTING GUIDES ACKNOWLEDGEMENT

e.   Additional appendices apply for vendors who ship Products directly to Hammacher Schlemmer customers – "Drop Ship"

i.   *Drop Ship Suppliers.* The following appendices apply to all Drop Ship Suppliers:

Appendix I, SUPPLIER GUIDE—DROP SHIPPING

Appendix N SUPPLIER GUIDE—DROP SHIP ROUTING GUIDE

TERM:

This Agreement commences when the last Party signs the MSA and continues in effect until expiration or earlier termination of the last Product Set Up Agreement which will each have a Term of one year that commences on the date signed by the last Party – the Effective Date. Thereafter the Term of the respective Product Specifications will automatically renew for an additional year on each anniversary of its Effective Date, subject to written termination by either Party on ninety (90) days Notice. Termination of a Product Set Up Agreement will not relieve Supplier from the obligation to ship Products per POs received prior to the effective date of its termination.

PRICE:

Prices stated in the respective Product Specification Agreement are firm for one year after it Effective Date. Hammacher Schlemmer requires a ninety (90) day advance notice, in writing, of any price increase requests.

SHIP DATE:

All POs will include a Required Date "Req Date" identifying the time frame when products are to leave the Supplier's ship from point.

BACKORDERS:

Backorders caused by late shipments due to Supplier's negligence, not caused by Force Majeure, will be charged at the rate of $8.50 per backorder. Supplier is not responsible for backorder charges if Hammacher Schlemmer does not adhere to agreed lead times as committed in The Product Specification Agreement for the respective Product.

PRODUCT SAMPLES:

Supplier will provide preproduction and complete production sample(s) of each Product listed on a Product Specification Agreement at Supplier's expense, for quality inspection, approval, creative and photography purposes.

SPECIFICATIONS:

Products covered by this agreement shall conform to the specifications of any and all promotional materials, quotes, conditions, documentation and samples approved by Hammacher Schlemmer. Delivered products shall be identical to any approved samples that supplier provided to Hammacher Schlemmer to induce the purchase of that product. Supplier may not make any changes, material or otherwise, to the design, components, packaging, instructions, or production of any product without ninety (90) days prior notice and Hammacher Schlemmer's written consent.

Hammacher Schlemmer

Offering the Best, the Only and the Unexpected since 1848

MASTER SUPPLY AGREEMENT
TERMS AND CONDITIONS

DEFINITIONS:
Definitions contained in the MSA between the Parties are incorporated by reference

ACCEPTANCE OF POs:
EACH PO WILL BE ISSUED UPON THE UNDERSTANDING THAT IT IS GOVERNED SOLELY BY THE TERMS OF THE MASTER SUPPLY AGREEMENT (MSA), ITS APPENDICES AND THE TRANSACTION TERMS STATED ON THE PO. Provisions of Supplier's PO acknowledgement or other forms shall neither amend nor supplement the MSA, its appendices or PO. Supplier must acknowledge receipt of and confirm agreement to all terms listed on the PO by fax or e-mail to the authorized name listed on the PO within 5 business days of Supplier's receipt of the PO. Failure to acknowledge PO within 5 business days will indicate full acceptance of all points listed on the PO.

PRICE:
No PO shall be filled at a higher price than specified on the Product Specification form without Hammacher Schlemmer's written authorization. In no event shall the price of Products be higher than any price charged by the Supplier to any other customer for the like goods in a like quantity. Hammacher Schlemmer shall not be responsible for the cost of packing, boxing, crating or draying any Product unless Hammacher Schlemmer has consented in writing to such charges in advance. No additional amounts shall be chargeable to Hammacher Schlemmer because of taxes or excises, presently or hereafter levied on Supplier from any government or jurisdiction. If Supplier's quoted prices for Products covered by a PO are reduced (whether in the form of a price reduction, close out, rebate, allowance or additional discounts offered to anyone) at time of any shipment, Supplier agrees that the price to Hammacher Schlemmer for such goods will be reduced accordingly and Hammacher Schlemmer will be billed at such reduced prices.

DELIVERY TIME OF ESSENCE:
a. Ship Date Adherence. Hammacher Schlemmer schedules are based upon the expectation that Products requisitioned by a PO will be shipped to Hammacher Schlemmer by the dates specified on the face of the PO. The time specified for delivery of goods covered by a PO, therefore, is of the essence of the MSA and its appendices. SUPPLIER'S FAILURE TO ADHERE STRICTLY TO THE STATED SHIP DATES SHALL GIVE HAMMACHER SCHLEMMER THE RIGHT TO CANCEL THE PO IN ITS ENTIRETY and to return for full credit at Supplier's expense any goods already shipped against a PO which at the time are in the possession of Hammacher Schlemmer or in transit.
b. Early/Late Shipments. A shipment is considered early if it ships from the Supplier's warehouse more than 5 days prior to the Req Date listed on the PO; or late if it ships more than 5 days past the Req Date listed on the PO. A fee of 1% of the total invoice value will be charged for each day prior or past the Ship Date that a shipment leaves the Supplier's warehouse, unless it has been approved in writing by Hammacher Schlemmer. Hammacher Schlemmer holds the right to refuse the delivery and payment for any early or late shipment. Consideration will be made for Force Majeure.

UNSHIPPED POs:
a. Cancellations. Hammacher Schlemmer shall have the right to cancel any unshipped portion of a PO if: (i.) Supplier has failed to meet Product delivery commitments. (ii) inspection discloses that any portion of the goods received is not in compliance with Specifications or express warranties, or (iii) Supplier has suspended or ceased sales of the Product due to safety or quality issues. This includes POs that are marked Non-Cancellable/Non-Changeable and shipments prevented by force Majeure. Supplier shall have no right to damages resulting from such cancellations.
b. Adjustments. Hammacher Schlemmer may reduce quantities, postpone delivery dates, or change place of delivery, method of shipment or packaging of an unshipped PO, by written or electronic notice at any time, and in such event the Parties shall negotiate and make good faith efforts to adjust equitably the quantity, payment, performance or other affected provisions. If no equitable adjustment can be agreed upon, Hammacher Schlemmer shall not be responsible for damages in excess of Supplier's incidental damages that remain after reasonable mitigation by Supplier. Hammacher Schlemmer shall in no event be responsible for consequential damages of Supplier. Hammacher Schlemmer shall have the right to assist Supplier in mitigation of damages. Any claim by Supplier for such an adjustment must be made within thirty (30) days of the issue of such changes or termination notice and must be adequately documented. The provisions of this paragraph shall not limit or affect the right of Hammacher Schlemmer to terminate a PO for default of Supplier.

RIGHT OF INSPECTION:
Hammacher Schlemmer shall have no duty to inspect, but shall have the right to inspect Products at the time and place of receipt, before accepting them. Hammacher Schlemmer may reject Products and return them or hold them at Supplier's risk and expense upon Hammacher Schlemmer's reasonable determination delivered Products are (i) not in compliance with Specifications or express warranties, (ii) shipped contrary to instructions, or in excess of the specified quantities, or (iii) not shipped in containers conforming to Hammacher Schlemmer's specifications (or, in the absence of such specifications, in recognized standard containers). Hammacher Schlemmer may charge to Supplier all expense of inspecting, unpacking, examining, re-packing, sorting, storing, and reshipping any Products rejected as aforesaid. Supplier shall not replace rejected goods unless Hammacher Schlemmer requests such replacement in writing. The remedies stated in this section are not exclusive, and Hammacher Schlemmer may hold Supplier liable for any and all damages arising from any breach or default of PO obligations.

EXPENSE OFFSET SCHEDULE:
a. Missing Packing List/Incorrect Packing List - $900 per shipment
b. Missing GCC (where required)/Incorrect GCC (where required) - $200 per shipment
c. Failure to Follow Packing Instructions - $200 per shipment plus cost of all related time and materials incurred to correct
d. Failure to Follow Labeling Instructions - $200 per shipment plus cost of all related time and materials incurred to correct
d. Failure to Follow Routing Guide - $400 per shipment plus difference of supplier invoiced freight charges versus negotiated rate with Hammacher Schlemmer preferred carrier

WARRANTIES:
Supplier warrants that all of its goods delivered to Hammacher Schlemmer will be (i) in compliance with the corresponding Product Specification Agreement, PO specifications, the samples that induced the PO, and advertising claims made or approved by Supplier, (ii) merchantable and free from defects in workmanship and materials, (iii) safe for consumer use when used in accordance with accompanying instructions, (iv) free of the claim of infringement of any patent, copyright, trademark, right to name and likeness, or the like, (v) authentic (that is, actually what it purports to be or what a reasonable person would assume it to be) and, if purported to be certified as authentic, such certification is authentic and is made by a person qualified and authorized by the Supplier company to make such certification in a manner which may be substantiated, (vi) approved, endorsed, tested and in compliance with published standards by any organization or group which is named, pictured or represented by or in Supplier's goods, Supplier's promotional materials, provided artwork or photographs or its Supplier-approved copy block. In addition, supplier warrants the following to be true:
a. Title. Supplier warrants to Hammacher Schlemmer that the title to Products conveyed shall be good and merchantable and its transfer rightful, and that the goods shall be delivered free of any security interest or other lien or encumbrance.
b. Merchantability and Use. Supplier warrants to Hammacher Schlemmer that each product delivered shall be merchantable, free from defect in workmanship and material, and safe for reasonably anticipated consumer uses, and shall confirm to specifications and samples and to Supplier approved advertising copy describing the Product. This warranty shall survive any inspection, delivery acceptance, or payment by Hammacher Schlemmer of products.
c. Statutory Compliance. Supplier warrants to Hammacher Schlemmer that Products will comply with all applicable laws, rules, regulations and ordinances, proclamations, demands, directives, executive orders, or other requirements of the foreign, federal, state, and local governments and all subdivisions thereof which now govern or may hereafter govern the manufacture, sale, packing, packaging, labeling, marking, branding, safety, transportation, installation, sale or use of the Products, including but not limited to, the following laws as they may be amended from time to time: Fair Labor Standards Act, the Social Security Act, Fair Employment Practices laws, Workers' Compensation laws, the Consumer Product Safety Act, Hazardous Materials Transportation, the Federal Hazardous Substances Act, the Refrigerator Act, and the Flammable Fabrics Act. Hammacher Schlemmer may cancel a PO if Supplier fails to comply with this warranty.
d. Certification. Supplier certifies that all Product safety, testing and compliance that Supplier provides to Hammacher Schlemmer will be genuine, truthful, accurate and not misleading. The Supplier also warrants that there has been no consumer or other complaint alleging that the Product, including and similar product model manufactured, distributed, or sold by the Supplier and sold directly or through any other retailer, has caused or has been alleged to have caused or has been alleged to have the potential to cause any personal injuries or property damage.
d. Non-Exclusivity. The warranties listed above in points a through d and in the Indemnification and Confidentiality Statement shall not exclude any warranties provided or implied by law, but shall be in addition to such warranties. Supplier shall not exclude or limit in any way any warranty, remedy or right to damages (including special, incidental or consequential damages)

Hammacher Schlemmer
Offering the Best, the Only and the Unexpected since 1848

provided or implied by law. All warranties shall survive any Product inspection, delivery acceptance, or payment by Hammacher Schlemmer.

c. *Beneficiaries.* All warranties shall extend to Hammacher Schlemmer, its successors, assignees, and customers, and to any person who may reasonably be expected to use, consume or be affected by the goods and who suffers injury to person or property caused by a Product.

INDEMNIFICATION

With respect to all goods that Hammacher Schlemmer purchases from Supplier and all advertising that Supplier approves, Supplier shall indemnify, defend, and hold harmless Hammacher Schlemmer, its owners, officers, employees, designated agents and affiliates, and the successors and assigns of each of them from and against all liability, claims, loss, costs, damages, expenses, decrees, fines, penalties and/or costs threatened against or incurred by Hammacher Schlemmer arising directly or indirectly out of (1) the breach or alleged breach by Supplier of any of the instructions, terms or conditions of this Agreement between the parties, (2) the failure or alleged failure of Supplier's goods to comply with Supplier's warranties, or any advertising claims made or approved by Supplier, (3) personal injury or property damage allegedly caused by Supplier's goods, (4) safety or other recall of Supplier's goods, (4) consumer alerts or other notices of product defects or safety concerns relating to Supplier's goods or similar goods, (5) any claims which if proven would breach any of Supplier's express warranties, or (6) infringement of any patent, trademark, copyright, privacy/publicity or similar right alleged to result from Hammacher Schlemmer resale of Supplier's goods in the form provided by Supplier.

REMEDIES

In addition to other remedies specified in these Terms and Conditions, Hammacher Schlemmer shall have all rights and remedies specified in the Uniform Commercial Code as adopted in the state of Illinois. WITHOUT LIMITING TO THE FOREGOING, SUPPLIER WILL ALSO BE LIABLE FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES TO HAMMACHER SCHLEMMER, ARISING OUT OF USE OF OR INABILITY TO USE OR SELL PRODUCTS, WHETHER OR NOT SAID DAMAGES ARE CAUSED, IN WHOLE OR IN PART BY ANY DELAY, FAILURE, NON-PERFORMANCE, OR NEGLIGENCE OF THE SUPPLIER OR BREACH OF ANY OF THE TERMS HEREIN OR OF ANY OTHER TERM OR CONDITION MADE A PART OF THE MSA AND ITS APPENDICES. Such incidental and consequential damages shall include, but not be limited to: (i) fine of Hammacher Schlemmer personnel and in-house attorneys for investigating and addressing Product problems, (ii) labor, shipping and other costs of product recalls and/or re-labeling, re-packaging, retrofitting or otherwise modifying Products, (iii) pro rata apron costs for including affected Products in Catalogs and/or costs of changing Catalog copy, including substitution of a different product, (iv) results of claims asserted by third parties or Hammacher Schlemmer's customers, subcontractors, Suppliers or suppliers, (v) any loss of anticipated profit, loss of use of capital or revenue, cost of money, losses from service interruption, and/or costs of cover, and (vi) court costs and fees of Hammacher Schlemmer's attorneys and experts. All such rights and remedies are cumulative. No delay shall impair in any manner whatsoever any of such rights or remedies or be construed to be a waiver of any breach or acquiescence therein, and any single or partial exercise of any such right or remedy shall not preclude other or further exercise thereof or the exercise of any other right or remedy.

ASSIGNMENT

SUPPLIER MAY NEITHER ASSIGN ANY RIGHTS NOR DELEGATE ANY OF ITS DUTIES under the MSA, its appendices or any PO, without the prior written consent of Hammacher Schlemmer, and any such attempted delegation or assignment shall be void; except that claims for money due hereunder may be assigned by Supplier to a bank, trust company or other financial institution including any federal lending agency. Payments due to Supplier or any assignee of any monies due hereunder shall be subject to set off or recoupment for any past, present or future claim or claims which Hammacher Schlemmer may have against Supplier.

CONFIDENTIALITY

Neither Supplier nor its representatives shall without the prior written consent of Hammacher Schlemmer advertise or publish the fact that Supplier has entered into an agreement to furnish goods to Hammacher Schlemmer. Supplier agrees to keep confidential the terms of any negotiation or resulting agreement, information concerning the performance of such an agreement, the business practices and marketing strategies of Hammacher Schlemmer, and any information concerning Hammacher Schlemmer's customers that Supplier learns as a result of its dealings with Hammacher Schlemmer.

TERMINATION

In the event Supplier defaults in any of its obligations under the MSA and its appendices or a PO, or upon the death of one or more of Supplier's principals, the dissolution, termination of existence, or insolvency of Supplier, the appointment of a receiver for any part of the property of Supplier, assignment for the benefit of Supplier's creditors, commencement of any proceeding under any bankruptcy or insolvency law wherein Supplier is the debtor or the bankrupt, or the termination by a surety for Supplier of its obligations under any contract or suretyship, Hammacher Schlemmer may cancel the MSA and its appendices and/or one or more outstanding POs with no further obligations except to pay for Products already received and not subsequently returned to Supplier.

APPLICABLE LAW AND DISPUTES

The MSA, its appendices and each PO shall be governed by, and shall be construed and interpreted in accordance with, the internal law of the State of Illinois, without regard to conflict of law principles. The United Nations Convention on the International Sale of Goods shall not apply. State and Federal courts sitting in Cook County, Illinois shall have exclusive jurisdiction over all disputes arising under the MSA and its appendices. Supplier consents to personal jurisdiction of such courts, and waives any claim that the designated forums are inconvenient. The prevailing party shall be entitled to recover reasonable attorney's fees, costs, and other expenses. If any part of this MSA and its appendices is determined by the court to be unenforceable or invalid, that part shall be severable from the remainder of the validity thereof of this MSA and its appendices, which shall be enforced without regard to the unenforceable or invalid part.

AMENDMENT AND WAIVER

The MSA and its appendices state the entire understanding between the Parties on its subject matters and it supersedes all prior agreements and understandings on that subject matter. The MSA, its appendices and POs issued in reliance on it may be amended only by a written amendment document signed by both of the Parties. No claim or right of Hammacher Schlemmer that arises out of a breach of the MSA, its appendices or any PO can be waived in whole or in part unless the waiver is supported by consideration and is in writing and signed by an authorized member of Hammacher Schlemmer's purchasing department. A waiver of one right, obligation or default shall not be construed as a waiver of any other or subsequent right, obligation or default.

AUTHORITY

The undersigned have the authority to bind Hammacher Schlemmer and the Supplier to all terms and conditions contained herein on all pages of the Master Supply Agreement and each applicable appendix as specified.

AGREED:

FOR SUPPLIER:

Signature

Name _Craig Sizer_

Title _Chairman_

Date _4/30/10_

FOR HAMMACHER SCHLEMMER:

Signature

Name M. Werup

Title Buyer

Date _5/7/10_

Hammacher Schlemmer
Offering the Best, the Only and the Unexpected since 1848

APPENDIX A
DOMESTIC SUPPLIER ADDITIONAL TERMS

WAREHOUSED PRODUCT PAYMENT TERMS:
Net 30 days. Payment terms are based on days from later of receipt of goods at Hammacher Schlemmer's warehouse or Ship Confirmation of drop shipment, or invoice.

LINE OF CREDIT:
Hammacher Schlemmer requires all suppliers to grant a minimum line of credit of $20,000.

NEW PRODUCT INTRODUCTION ASSESSMENT:
$0 per Product presented into the Hammacher Schlemmer Product Assortment. This cost will be deducted from first invoice.

ADVERTISING ASSESSMENT:
Supplier will pay an advertising assessment of $500 per product presentation for each Catalog issue in which Hammacher Schlemmer elects to include such products; this cost will be deducted from current invoice(s).

ADVERTISING ACCRUAL:
Supplier will pay an advertising accrual of 0% of invoiced value of POs which will be deducted from current invoice(s).

CUSTOMER IDENTIFIED DAMAGE/DEFECTIVE RETURN TERMS:
All customer identified defectives/damages will be returned to Supplier for full credit within eighteen (18) months of Product's delivery to Hammacher Schlemmer. Supplier will ensure that Hammacher Schlemmer is provided a Return Authorization (RA) number within seven (7) days of request. If the authorization is not granted within 7 days, a storage fee will be assessed to the Supplier in the amount of 1% of the product's retail value per day. Supplier will not assess a restocking or inspection fee in connection with these returns. Refunds for merchandise must be issued as a credit memo if there is a current outstanding invoice. Otherwise, the refund must be issued via a check to Hammacher Schlemmer within 14 days of the issuance of the RA number. It is Hammacher Schlemmer's policy to inspect all customer returns. If a product and its packaging have been deemed by Hammacher Schlemmer to be complete and in like new first quality condition, it may be returned to our saleable inventory; otherwise Hammacher Schlemmer may return it for a full refund. Hammacher Schlemmer may request Supplier to provide, at no cost, packaging/packaging materials to rebox first quality goods. If we experience excessive/higher than expected returns (greater than 10% above category average) due to product quality issues, we will expect cost recovery in addition to any returns disposition listed above.

MERCHANDISE RETURNS/EXCHANGES:
Hammacher Schlemmer reserves the right to exchange Products in its inventory for current Products when Supplier introduces updated models, or as necessary to balance Hammacher Schlemmer's existing inventory for size, color or other disparities. Hammacher Schlemmer will pay all shipping costs for exchanges. Supplier will not charge a restocking fee. If Product sales are less than projections, Hammacher Schlemmer will expect full return privileges for its unsold inventory. Refunds for returned merchandise will be taken as a credit if there is a current outstanding invoice. Otherwise, the refund must be issued via a check to Hammacher Schlemmer within 14 days.

APPENDIX F
PRODUCT SPECIFICATION AGREEMENT
FOR MSA#MW010083_

GENERAL PRODUCT DETAILS (ONLY LIST ONE PRODUCT PER PAGE):

Sanomedics International Holdings, Inc.
Supplier Name

79119
HS SKU – to be completed by Hammacher Schlemmer

Thermo Pet (TM) Talking Non-Contact Thermometer for Dogs
Full Product Description

SPT01
Supplier's Model Number

China
Country of Origin

gray and lime combination
Colors Available

one size
Sizes Available

REDACTED
Product Cost

40 devices/case
Product Master Pack

2 ea
Product Minimum Order Quantity

2/AA
Are Batteries Required/Size?

yes
Are Batteries Included?

no
Is Product Packed in a Reтailer Carton?

yes
Can Product Ship Via UPS?

no
Is Assembly Required?

no
Is Product Exclusive to Hammacher Schlemmer?

n/a
Duration of Exclusivity

n/a
What Makes This Product Exclusive? – note that color variations do not equal exclusivity

PRODUCT DIMENSIONS (MUST BE LISTED IN INCHES AND POUNDS):

5.5	6.8	2.5	9 oz	
Product Length	Product Width	Product Depth	Product Weight	

8	7	3	10	
Inner Carton Length	Inner Carton Width	Inner Carton Depth	Inner Carton Weight	

28.5	14.4	11.8	23	
Master Carton Length	Master Carton Width	Master Carton Depth	Master Carton Weight	

Master Carton Cubic Feet	90' Container Capacity	40' Container Capacity	40'HC Container Capacity

PRODUCT LOGISTICS:

15 days
Lead Time for Initial Warehoused PO

45 days
Lead Time for Warehoused Reorder

n/a
Lead Time for Drop Ship PO

Miami, FL
FOB Point

Supplier agrees that all terms from the MSA# MW010083 and its applicable appendices apply to the product listed in this Product Specification and promises it will follow all packaging, labeling and shipping guidelines in Appendices G-M, the Hammacher Schlemmer Supplier Guide.

Agreed:
Supplier Name:

By:
Signature/Date

Hammacher Schlemmer & Co., Inc.

By:
Signature/Date   5/7/10

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*Redacted pursuant to a request for confidential treatment. The redacted information has been filed separately with the Commission.